Exhibit 99.1

Vasta announces closing of investment in Educbank

São Paulo, Brazil, July 19, 2022 – Vasta Platform Limited (NASDAQ: VSTA) announces the completion, by its wholly-owned subsidiary, Somos Sistemas de Ensino S.A. (“Somos”), of the minority investment in Educbank Gestão de Pagamentos Educacionais S.A. (“Educbank”). Vasta investment will total R$158 million, for a 47.4% stake in Educbank, to be paid in: (i) cash installments totaling R$88 million, according to the growth of students served by Educbank and other conditions, and (ii) upon capitalization of credits arising from the sale of intangible assets by Somos (R$ 70 million). Vasta will have the right to appoint two members (out of six) to the board of directors of Educbank.

Educbank is the first financial ecosystem dedicated to K-12 schools, intended to expand access to quality education in Brazil, through services’ management and financial support to educational institutions by providing payment guaranty to school tuitions. This investment will enable Vasta to capture great value potential in the following years, by tapping the K-12 tuitions payment means, which total payment volume (TPV) surpasses R$70 billion per year. Educbank’s services complement Vasta’s digital services platform, which provides access to data, management tools and now working capital management, releasing time for school partners to focus on delivering education.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

ir@vastaplatform.com

FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond our control. As a consequence, current plans, anticipated actions and future financial position and results of operations could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.